

11007965



FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Employee Voluntary Stock ownership Plan
1507 Broomtown Rd
LaFayette GA, 30728

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock ownership Plan
(Name of Plan)

Date 6-9-11

Rhonda Beasley
(Signature)*
Name: Rhonda Beasley
Title: Manager of Human Resources

**Print name and title of the signing official under the signature.*

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Roper Employee
Voluntary Stock Ownership Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2010 and 2009, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

New York, New York

June 21, 2011



ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

December 31, 2010 and 2009

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 21, 2011

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:		
Cash and cash equivalents (note 2)	$ 502,340	$ 771,236
Investments, at fair value (notes 3 and 4)	63,860,302	55,077,382
Notes receivable from participants	2,708,692	2,587,684
Participant contributions receivable	50,949	48,550
Employer contributions receivable	49,448	47,702
Accrued dividends and interest	332,374	241,062
Total assets	67,504,105	58,773,616
Liabilities:		
Payable for excess contributions	75,960	26,836
Net assets available for plan benefits	$ 67,428,145	$ 58,746,780

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 9,582,922	$ 964,049
Dividends and interest	1,276,669	1,680,708
Total investment income	10,859,591	2,644,757
Interest on notes receivable from participants	134,832	172,839
Contributions:		
Participant	2,148,306	2,083,195
Employer	2,096,354	2,029,505
Total contributions	4,244,660	4,112,700
Total additions	15,239,083	6,930,296
Deductions from net assets attributed to:		
Benefits paid to participants	6,529,362	4,222,686
Expenses and loan fees (note 1)	28,356	22,661
Total deductions	6,557,718	4,245,347
Net increase	8,681,365	2,684,949
Net assets available for plan benefits at:		
Beginning of year	58,746,780	56,061,831
End of year	$ 67,428,145	$ 58,746,780

See accompanying notes to financial statements.

(1) Description of Plan

The Roper Employee Voluntary Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by the Roper Corporation (the "Company"), whose ultimate parent is the General Electric Company ("GE"), for all employees who have worked for 60 consecutive days following their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the record- keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Roper Employee Voluntary Stock Ownership Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This option constitutes primarily shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) GE Institutional Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar- denominated money market instruments.

(c) GE Institutional Strategic Investment Fund - This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(d) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(e) Royce Premier Fund – This fund seeks long-term growth of capital by investing in a limited number of equity securities issued by small companies with stock market capitalization between $500 million and $2.5 billion.

(f) Artio International Equity Fund – This investment seeks long-term growth of capital. It invests up to 35% of total assets in emerging-market securities and 80% of assets in international equities.

(g) First Eagle Global Fund – This fund seeks long-term growth of capital by investing in a wide range of asset classes from markets in the United States and around the world.

(h) PIMCO Total Return Fund – This fund seeks maximum total return, consistent with preservation of capital and prudent investment management by investing primarily in a diversified portfolio of fixed income instruments of varying maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pre-tax and/or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 in both 2010 and 2009. For participants eligible to make catch-up contributions, the 2010 and 2009 limits on catch up contributions was generally $5,500.

Employer Contributions

The Company matches employee pre-tax contributions at a rate of 150% of the participant's pre-tax contributions on the first 2% of compensation and 100% of the employee's pre-tax contributions on the next 5% of compensation. After-tax employee contributions and catch-up contributions are not matched. Company contributions are made on a biweekly basis.

The Board of Directors may elect each year, at its discretion, to allocate a profit sharing contribution. The contribution would be allocated to participants based on years of service in order to determine the base amount. There were no discretionary contributions from the Company in 2010 and 2009.

Vesting

Participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Forfeitures

As of December 31, 2010 and 2009, forfeited non-vested amounts (including unrealized appreciation) totaled $24,656 and $24,408, respectively. During 2010 and 2009, no forfeitures were utilized to pay Plan expenses or to reduce Company contributions. Gains on earnings of forfeiture balances were $196 and $178 during 2010 and 2009. Additions to forfeiture balances were $51 and $381 during 2010 and 2009.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 9 years may be permissible. Loans are secured by the remaining balance in the participant's account. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the entire unpaid balance of the loan will become immediately due and payable without further notice on demand.

Notes receivable from participants at December 31, 2010 and 2009 were $2,708,692 and $2,587,684 respectively. Interest from notes receivable from participants for the years ended December 31, 2010 and 2009 were $134,832 and $172,839, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions, Company contributions, and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, only his or her before-tax contributions; no earnings on such contributions may be withdrawn. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(h) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c) Cash and cash equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(d) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. The new and revised disclosures are effective for fiscal years beginning after December 15, 2009 (for transfers into and out of Level 1 and Level 2 fair-value measurements) and December 15, 2010 (for information of Level 3 fair-value measurements), and the interim periods within those fiscal years. The Company does not believe the adoption of ASU 2010-06 for information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 will materially impact the Plan's financial statement disclosures.

In September 2010, FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*, ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This disclosure is effective for fiscal years ending after December 15, 2010.

(e) Fair Value Measurements

The guidance establishes the framework for measuring fair value and expands related disclosures.

For financial assets and liabilities fair valued on a recurring basis, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

Policies and procedures are maintained to value investments using the best and most relevant data available.

The following section describes the valuation methodologies the Company uses to measure different financial investments at fair value.

When available, the Company uses quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and mutual funds.

See note 4 for additional information.

(f) Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued but unpaid interest.

(g) Payment of Benefits

Benefit payments are recorded when paid to participants.

(h) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(i) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(j) Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2010 and 2009:

		2010			2009	
GE Common Stock	$	43,021,062	*	$	36,011,035	*
Mutual funds:						
GE Money Market Fund		-			3,247,056	*
GE Institutional Money Market		3,266,435	*		-	
GE Institutional Strategic Investment Fund		1,211,886			1,151,125	
American Funds Growth Fund of America		2,546,287			2,280,417	
Royce Premier Fund		2,948,603			2,680,156	
Artio International Equity Fund		2,931,726			3,146,452	*
First Eagle Global		4,096,724	*		3,399,844	*
PIMCO Total Return Fund		3,837,579	*		3,161,297	*
Total mutual funds		20,839,240			19,066,347	
Total Investments, at fair value	$	63,860,302		$	55,077,382	

* Investment option representing more than 5% of the Plan's net assets

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) during 2010 and 2009 as follows:

		2010		2009
GE Common Stock	$	8,710,754	$	(272,418)
Mutual funds		872,168		1,236,467
Total	$	9,582,922	$	964,049

Dividends and interest for the years ended December 31, 2010 and 2009 were $1,276,669 and $1,680,708 respectively.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 43,021	$ —	$ —	$ 43,021
Mutual funds	20,839	—	—	20,839
Total Investments, at fair value	$ 63,860	$ —	$ —	$ 63,860

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 36,011	$ —	$ —	$ 36,011
Mutual funds	19,066	—	—	19,066
Total Investments, at fair value	$ 55,077	$ —	$ —	$ 55,077

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the 2010 or 2009.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. In 2010, we have included the GE common stock of the GE Common Stock Fund in the fair value measurements table as Level 1 investments and the cash portion was reflected under cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits. Accordingly, we have reclassified the 2009 presentation to confirm to the current year presentation.

(5) Risk and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 6, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

During the 2010 fiscal year audit, an error was discovered for 11 participants involving an erroneous employer match when no actual employee pre-tax contribution was made. This error amounted to $128 total for all participants involved. Ascensus, the record keeper for the Plan, will remove the erroneous company match from the participants' accounts.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2010 and 2009 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2010	2009
Total Investments, at fair value per financial statements	$ 63,860,302	$ 55,077,382
Notes receivable from participants	2,708,692	2,587,684
Total Investments per Form 5500	$ 66,568,994	$ 57,665,066

Supplemental Schedule I

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common Stock	2,352,163	$	43,021,062
*	GE Institutional Money Market	Mutual fund	3,266,435		3,266,435
*	GE Institutional Strategic Investment Fund	Mutual fund	108,301		1,211,886
	American Funds Growth Fund of America	Mutual fund	83,649		2,546,287
	Royce Premier Fund	Mutual fund	143,904		2,948,603
	Artio International Equity Fund	Mutual fund	97,270		2,931,726
	First Eagle Global	Mutual fund	88,083		4,096,724
	PIMCO Total Return Fund	Mutual fund	353,694		3,837,579
	Total Investments, at fair value				63,860,302
*	Notes receivable from participants	1,145 loans from participants with interest rates of 4.25% to 9.25%			2,708,692
	Total notes receivable from participants			$	2,708,692
	Total Assets held at end of year			$	66,568,994

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.